Mail Stop 4561

February 16, 2006

Nina Piper
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew Drive
Waco, Texas 76712

RE:	Life Partners Holdings, Inc.
Form 10-KSB for Fiscal Year Ended February 28, 2005
Form 10-QSB`s for the Quarterly Periods Ended August 31, 2005 and
November 30, 2005
File No. 0-07900

Dear Ms. Piper,

	We have reviewed your filings and your letter filed on
January
27, 2006 and have the following comments.   Where indicated, we
think
you should amend your documents in response to these comments or revise your documents in response to these comments in future filings. In your response, please indicate your intent to amend your current documents or include the requested revisions in future filings, as applicable, and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 28, 2005

Note (2) Summary of Significant Accounting Policies

Artifacts and Other, page 30

1. We note your response to comment 3 of our letter dated January
13,
2006. Please confirm that you will include disclosures similar to those provided in the response in your future filings, beginning with your Form 10-KSB for the year ended February 28, 2006.

Form 10-QSB for the Quarterly Period Ended August 31, 2005

Consolidated Condensed Statement of Cash Flows, page 7

2. In your response to comment 4 of our letter dated January 13, 2006, you state that during the six months ended August 31, 2005, you acquired 19 policies as investments for a total of $1,175,520. However, the amount presented in your statement of cash flows related to your investment in policies is $555,505. Please amend your Form 10-QSB for the quarter ended August 31, 2005 to correctly present your statement of cash flows or advise us.

Form 10-QSB for the Quarterly Period Ended November 30, 2005

Consolidated Condensed Statement of Cash Flows, page 7

3. We refer to comment 4 of our letter dated December 9, 2005 and note that you continue to report unrealized losses on marketable securities in the operating section of your statement of cash flows.
Given that this line item represents a non-cash transaction and is not factored into net income, it appears to us that it should not be presented in the statement of cash flows, given the guidance in SFAS
95.  Please amend your Form 10-QSB for the quarter ended November
30,
2005 to correctly present your statement of cash flows or advise us.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to amend your current documents or include the requested revisions in future filings, as applicable, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,



Amit Pande
Assistant Chief Accountant
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Nina Piper
Life Partners Holdings, Inc.
February 16, 2006
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